Exhibit 99.5

MERCER PARK BRAND ACQUISITION CORP.

(A SPECIAL PURPOSE ACQUISITION CORPORATION)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FROM APRIL 16, 2019 (DATE OF INCORPORATION) TO DECEMBER 31, 2019

(EXPRESSED IN UNITED STATES DOLLARS)

Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

From April 16, 2019 (date of incorporation) to December 31, 2019

Discussion dated: March 27, 2020

Introduction

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of the operations of Mercer Park Brand Acquisition Corp. (“Brand”, the “Corporation”, “we”, “our” or “us”) constitutes management’s review of the factors that affected the Corporation’s financial and operating performance from April 16, 2019 (the “Incorporation Date”) to December 31, 2019. This MD&A was written to comply with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. This discussion should be read in conjunction with the audited financial statements as at December 31, 2019 and from the Incorporation Date to December 31, 2019, and the related notes thereto. Results are reported in United States dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented from the Incorporation Date to December 31, 2019, are not necessarily indicative of the results that may be expected for any future period. The financial statements and the financial information contained in this MD&A were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the IFRS Interpretations Committee. Further information about the Corporation and its operations can be obtained on www.sedar.com.

The Corporation intends to focus its search for target businesses that operate branded product businesses in cannabis and/or cannabis-adjacent industries; however, the Corporation is not limited to a particular industry or geographic region for purposes of completing its Qualifying Transaction (as defined below). Please refer to the Corporation’s final prospectus dated May 7, 2019 for risk factors and regulatory updates regarding the Brand industry, including Brand-related activities in the United States.

Cautionary Note Regarding Forward-Looking Information

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Corporation’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such forward-looking statements and material risk factors that could cause actual results to differ materially from the forwardlooking statements.

Forward-looking statements	Assumptions	Risk factors
The Corporation expects to complete a Qualifying Transaction (as defined below).	The Corporation expects to identify an asset or business/businesses to acquire and close a Qualifying Transaction, on terms favourable to the Corporation.	The Corporation’s inability to find a target to complete a Qualifying Transaction within the Permitted Timeline (as defined below). If we are unable to consummate our Qualifying Transaction within the Permitted Timeline, we will be required to redeem 100% of the outstanding Class A Restricted Voting Shares, as described herein.

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 Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

From April 16, 2019 (date of incorporation) to December 31, 2019

Discussion dated: March 27, 2020

The Corporation’s ability to meet its working capital needs at the current level for the twelve-month period ending December 31, 2020.

The operating activities of the Corporation for the twelve-month period ending December 31, 2020, and the costs associated therewith, will be consistent with the Corporation’s current expectations; debt and equity markets, exchange and interest rates and other applicable economic conditions favourable to the Corporation.

Changes in debt and equity markets; timing and availability of external financing on acceptable terms; increases in costs; regulatory compliance and changes in regulatory compliance and other local legislation and regulation; interest rate and exchange rate fluctuations; changes in economic conditions; timing of a qualifying transaction.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Corporation’s ability to predict or control. Please also make reference to those risk factors referenced in the “Risk Factors” section below. Readers are cautioned that the above chart does not contain an exhaustive list of the factors or assumptions that may affect the forward-looking statements, and that the assumptions underlying such statements may prove to be incorrect. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Corporation’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If the Corporation does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Description of Business

Brand is a special purpose acquisition corporation which was incorporated for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation (a “Qualifying Transaction”). The Corporation’s business activities are carried out in a single business segment.

The Corporation was incorporated on April 16, 2019 under the Business Corporations Act (British Columbia), commenced operations on April 16, 2019, and is domiciled in Canada. The registered office of the Corporation is located at 700 West Georgia Street (25th floor), Vancouver, British Columbia, V7Y1B3. The head office of the Sponsor (as defined below) is located at 590 Madison Avenue, 26th Floor, New York, New York, 10022.

On May 13, 2019, the Corporation completed its initial public offering (the “Offering”) of 40,250,000 Class A Restricted Voting Units (including 5,250,000 Class A Restricted Voting Units issued pursuant to the exercise in full of the over-allotment option) at $10.00 per Class A Restricted Voting Unit. Each Class A Restricted Voting Unit consisted of one Class A restricted voting share (“Class A Restricted Voting Share”) of the Corporation and one-half of a share purchase warrant (each, a “Warrant”). Each Class A Restricted Voting Share, unless previously redeemed, will be automatically converted into one Subordinate Voting Share following the closing of a Qualifying Transaction. All Warrants will become exercisable at a price of $11.50 per share, commencing 65 days after the completion of a Qualifying Transaction and will expire on the day that is five years after the completion of a Qualifying Transaction or may expire earlier if a Qualifying Transaction does not occur within the permitted timeline of 21 months (or 24 months if we have executed a letter of intent, agreement in principle or definitive agreement for a qualifying transaction within 21 months but have not completed the qualifying transaction within such 21-month period) (“Permitted Timeline”) (subject to extension, as further described herein) from the closing of the Offering or if the expiry date is accelerated. Each Whole Warrant is exercisable to purchase one Class A Restricted Voting Share (which, following the closing of the Qualifying Transaction, will become one Subordinate Voting Share).

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Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

From April 16, 2019 (date of incorporation) to December 31, 2019

Discussion dated: March 27, 2020

In connection with the Offering, the Corporation granted the underwriter a 30-day non-transferable option to purchase up to an additional 5,250,000 Class A Restricted Voting Units, at a price of $10.00 per Class A Restricted Voting Unit, to cover over-allotments, if any, and for market stabilization purposes. The overallotment option was exercised prior to the close of the initial public offering. As a result of the exercise of the over-allotment option, the Founders (as defined below) own an aggregate of 10,089,750 Class B Shares, including 109,000 Class B Units and 9,810,000 Founders’ Warrants (as defined below).

Concurrent with the completion of the Offering, Mercer Park CB II, L.P. (the “Sponsor”), a limited partnership formed under the laws of the State of Delaware, indirectly controlled by Mercer Park, L.P., a privately-held family office based in New York, New York and Charles Miles and Sean Goodrich (or persons or companies controlled by them) (collectively with the Sponsor, the “Founders”) purchased an aggregate of 10,089,750 Class B Shares, consisting of 10,069,750 Class B Shares purchased by the Sponsor, 10,000 Class B Shares purchased by Charles Miles, and 10,000 Class B Shares purchased by Sean Goodrich. In addition, the Sponsor purchased an aggregate of 9,810,000 Warrants (“Founders’ Warrants”) at $1.00 per Founders’ Warrant.

Prior to the closing of the Qualifying Transaction, the Class B Shares will convert on a 100-for-1 basis into Multiple Voting Shares.

Each Class A Restricted Voting Unit commenced trading on May 13, 2019 on the Neo Exchange Inc. (the “Exchange”) under the symbol “BRND.U”, and separated into Class A Restricted Voting Shares and Warrants on June 24, 2019, being 40 days following the closing of the Offering, which trade under the symbols “BRND.A.U”, and “BRND.WT", respectively. The Class B Shares issued to the Founders and the Class B Units and Founders' Warrants issued to the Sponsor will not be listed prior to the completion of the Qualifying Transaction.

The proceeds of $402,500,000 from the Offering are held by Odyssey Trust Company, as Escrow Agent, in an escrow account (the “Escrow Account”) at a Canadian chartered bank or subsidiary thereof, in accordance with the escrow agreement. Subject to applicable law and payment of certain taxes, permitted redemptions and certain expenses, as further described herein, none of the funds held in the Escrow Account will be released to the Corporation prior to the closing of a Qualifying Transaction. The escrowed funds will be held to enable the Corporation to (i) satisfy redemptions made by holders of Class A Restricted Voting Shares (including in the event of a Qualifying Transaction or an extension to the Permitted Timeline or up to 36 months with shareholder approval from the holders of Class A Restricted Shares and the Corporation’s board of directors, or in the event a Qualifying Transaction does not occur within the Permitted Timeline), (ii) fund a Qualifying Transaction with the net proceeds following payment of any such redemptions and deferred underwriting commissions, and/or (iii) pay taxes on amounts earned on the escrowed funds and certain permitted expenses. Such escrowed funds and all amounts earned, subject to such obligations and applicable law, will be assets of the Corporation. These escrowed funds will also be used to pay the deferred underwriting commissions in the amount of $16,100,000, 75% of which will be payable by the Corporation to the underwriter only upon the closing of a Qualifying Transaction (subject to availability, failing which any short fall would be required to be made up from other sources) and the remaining 25% of which (or, if a lessor amount, the balance of the non-redeemed shares' portion of the Escrow Account, less tax liabilities on amounts earned on the escrowed funds and certain expenses directly related to redemptions) will be payable by the Corporation as it sees fit, including for payment to other agents or advisors who have assisted with or participated in the sourcing, diligence and completion of its Qualifying Transaction.

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Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

From April 16, 2019 (date of incorporation) to December 31, 2019

Discussion dated: March 27, 2020

In connection with consummating a Qualifying Transaction, the Corporation will require approval by a majority of the directors unrelated to the Qualifying Transaction. In connection with the Qualifying Transaction, holders of Class A Restricted Voting Shares will be given the opportunity to elect to redeem all or a portion of their Class A Restricted Voting Shares at a per share price, payable in cash, equal to the pro-rata portion per Class A Restricted Voting Share of: (A) the escrowed funds available in the Escrow Account at the time immediately prior to the redemption deposit timeline, including interest and other amounts earned thereon; less (B) an amount equal to the total of (i) applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account and (ii) actual and expected direct expenses related to the redemption, each as reasonably determined by the Corporation, subject to certain limitations. Each holder of Class A Restricted Voting Shares, together with any affiliate of such holder or any other person with whom such holder or affiliate is acting jointly or in concert, will be subject to a redemption limitation of an aggregate 15% of the number of Class A Restricted Voting Shares issued and outstanding. Class B Shares will not be redeemable in connection with a Qualifying Transaction or an extension to the Permitted Timeline and holders of Class B Shares shall not be entitled to access the Escrow Account should a Qualifying Transaction not occur within the Permitted Timeline.

If the Corporation is unable to complete its Qualifying Transaction within the Permitted Timeline (or within an extension of the Permitted Timeline), the Corporation will be required to redeem each of the Class A Restricted Voting Shares and the Corporation’s Warrants (including the Warrants underlying the Class A Restricted Voting Units and the Class B Units and the Founders’ Warrants) will expire worthless. In such case, each holder of a Class A Restricted Voting Share will receive for an amount, payable in cash, equal to the pro-rata portion per Class A Restricted Voting Share of: (A) the Escrow Account, including any interest and other amounts earned; less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account, (ii) any taxes of the Corporation arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) up to a maximum of $50,000 of interest and other amounts earned to pay actual and expected expenses related to the dissolution and certain other related costs as reasonably determined by the Corporation. The underwriter will have no right to the deferred underwriting commissions held in the Escrow Account in such circumstances.

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Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

From April 16, 2019 (date of incorporation) to December 31, 2019

Discussion dated: March 27, 2020

Overall Performance

The Corporation has not conducted commercial operations and it is focused on the identification and evaluation of businesses or assets to acquire and there were no notable events that occurred during the reporting periods presented.

From the Incorporation Date to December 31, 2019, the Corporation earned interest income of $3,296,977 and reported loss of $19,933,296 ($2.15 basic and diluted loss per share). There are no comparative figures as the Corporation was incorporated on April 16, 2019. The loss from the Incorporation Date to December 31, 2019 primary relate to transaction costs totalling $21,867,797, general and administrative expenses of $381,137, travel of $85,000 and net unrealized loss on changes in the fair value of financial liabilities of $896,990.

Current liabilities at December 31, 2019 total $1,030,396. Shareholders’ deficiency as at December 31, 2019 is comprised of share capital of $1,022,090, warrants of $11,795,133 and a deficit of $19,933,296 for a net amount of $7,116,073 in shareholders’ deficit.

Working capital, which consists of current assets less current liabilities, is $3,237,735 as at December 31, 2019. Management believes the Corporation’s working capital is sufficient for the Corporation to meet its ongoing obligations and meet its objective of completing a Qualifying Transaction.

The weighted average number of Class B Shares outstanding from the Incorporation Date to December 31, 2019 was 9,253,693.

Liquidity and Capital Resources

Restricted cash and short-term investments held in escrow	December 31, 2019
United States Treasury Bills
United States Treasury Bill, 1.4830%, January 7, 2020, maturity value $101,172,000	$101,152,777
United States Treasury Bill, 1.5970%, January 16, 2020, maturity value $100,380,000	$100,325,795
United States Treasury Bill, 1.4800%, February 4, 2020, maturity value $101,200,000	$101,055,284
United States Treasury Bill, 1.4711%, March 19, 2020, maturity value $103,555,000	$103,226,731

Cash	$35,460
Total restricted cash and short-term investments held in escrow	$405,796,047

Per Class A Restricted Voting Shares subject to redemption	$10.00

Cash held outside the Escrow Account	$4,127,262

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Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

From April 16, 2019 (date of incorporation) to December 31, 2019

Discussion dated: March 27, 2020

We intend to use substantially all of the funds held in the Escrow Account, including interest (which interest shall be net of taxes payable and certain expenses) to consummate a Qualifying Transaction. To the extent that, after redemptions, our share capital or debt is used, in whole or in part, as consideration to consummate a Qualifying Transaction, the remaining proceeds held in the Escrow Account may be used as working capital to finance the operations of the target business or businesses, make other acquisitions and/or pursue a growth strategy.

As at December 31, 2019, we had cash held outside of our Escrow Account of $4,127,262, which is available to fund our working capital requirements, including any further transaction costs that may be incurred. We expect to generate negative cash flow from operating activities in the future until our Qualifying Transaction is completed and we commence revenue generation. We intend to employ a proactive acquisition targeting strategy that identifies potential acquisition targets that align with the Corporation’s investment objectives. Consistent with this strategy, we have identified the following general criteria and guidelines that we believe are important in evaluating prospective acquisition targets:

•	Opportunity to consolidate a highly fragmented marketplace where even the largest brands represent less than 10% market share.

•	Ability to build an institutional-quality cannabis corporation focused on brands and branded products.

•	Companies with strong marketing and brand development expertise.

•	Companies that will benefit from a defined branding strategy.

•	Companies with additional, strategic capabilities-such as distribution, manufacturing, or product development-that support brand value.

•	Orphaned or underinvested brands within existing companies.

•	Companies exhibiting growth and profitability performance that could be enhanced through improved access to capital and financial expertise.

•	Opportunity to provide rescue financing for undercapitalized operators.

•	Companies that will benefit from being a public company.

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Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

From April 16, 2019 (date of incorporation) to December 31, 2019

Discussion dated: March 27, 2020

Management seeks to ensure that our operational and administrative costs are minimal prior to the completion of a Qualifying Transaction, with a view to preserving the Corporation’s working capital.

We do not believe that we will need to raise additional funds to meet expenditures required for operating our business until the consummation of our Qualifying Transaction. We believe that we will have sufficient available funds outside of the Escrow Account to operate the business. However, we cannot be assured that this will be the case. To the extent that the Corporation may require additional funding for general ongoing expenses or in connection with sourcing a proposed Qualifying Transaction, we may seek funding by way of unsecured loans from our Sponsor and/or its affiliates, up to a maximum aggregate principal amount equal to 10% of the escrowed funds, subject to the consent of the Exchange, which loans would, unless approved otherwise by the Exchange, bear interest at no more than the prime rate plus 1%. Our Sponsor will not have recourse under such loans against the amounts in escrow. Such loans will collectively be subject to a maximum principal amount of 10% of the escrowed funds, and may be repayable in cash following the closing of a Qualifying Transaction and may only be convertible into Class B Shares and/or Warrants in connection with the closing of a Qualifying Transaction, subject to Exchange consent.

Discussion of Operations

The Incorporation Date to December 31, 2019

The Corporation’s net loss totaled $19,933,296 from the Incorporation Date to December 31, 2019, with basic and diluted loss per Class B Share of $2.15. Activities for this period principally related to transaction costs of $21,867,797, general and administrative expenses of $381,137, foreign exchange gain of $651, travel of $85,000 and net unrealized loss on changes in the fair value of financial liabilities of $896,990.

Transaction Costs

In consideration for its services in connection with the Offering, the Corporation has agreed to pay the underwriter a commission equal to 5.5% of the gross proceeds of the Class A Restricted Voting Units issued under the Offering. The Corporation paid $6,037,500, representing $0.15 per Class A Restricted Voting Unit to the underwriter upon closing of the Offering. Upon completion of a Qualifying Transaction, the remaining $16,100,000 (representing $0.40 per Class A Restricted Voting Unit), 75% of which will be payable by the Corporation to the underwriter only upon the closing of a Qualifying Transaction (subject to availability, failing which any short fall would be required to be made up from other sources and the remaining 25% of which (or, if a lessor amount, the balance of the non-redeemed shares' portion of the Escrow Account, less tax liabilities on amounts earned on the escrowed funds and certain expenses directly related to redemptions) will be payable by the Corporation as it sees fit, including for payment to other agents or advisors who have assisted with or participated in the sourcing, diligence and completion of its Qualifying Transaction). Other transaction costs included professional fees, underwriter’s and management out-of-pocket expenditures associated with completion of the Offering. Of the total transaction costs incurred, $21,867,797 has been included in the December 31, 2019 Financial Statements as a transaction cost, while $741,497 was allocated as a charge to shareholders’ equity, as it was associated with the issuance of equity.

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Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

From April 16, 2019 (date of incorporation) to December 31, 2019

Discussion dated: March 27, 2020

Interest Income

Since completion of the Offering, the Corporation’s activity has been limited to the evaluation of business acquisition targets, and we do not expect to generate any operating revenues until the closing and completion of a Qualifying Transaction. In the interim, we expect to generate small amounts of nonoperating income in the form of interest income on cash and short-term investments, including restricted cash and short-term investments held in escrow. As of December 31, 2019, all funds held in escrow were included in United States Treasury Bills, accept for $35,460 held in a cash account. The Corporation is investigating investment opportunities to earn interest income until a Qualifying Transaction is completed. Interest income on these investments is not expected to be significant in view of the current low interest rates.

During the period from the Corporation’s commencement of operations on the Incorporation Date to December 31, 2019 the Corporation earned interest income of $3,296,977.

General and Administrative Expenses

The Corporation’s general and administrative expenses consist of costs required to maintain its public company status in good standing, and expenses incurred to evaluate and identify companies, businesses, assets or properties for potential acquisition in connection with the Corporation’s Qualifying Transaction. General and administrative costs were $381,137 from the Incorporation Date to December 31, 2019.

Net Unrealized Gain on Changes in the Fair Value of Financial Liabilities

Certain financial instruments are recorded in the Corporation’s statement of financial position at values that are representative of or approximate their fair value. The fair value of a financial instrument that is traded in active markets at each reporting date is determined by reference to its quoted market price. If the financial instrument does not trade on an active market, the Corporation will use an option-pricing model to measure the fair value of the financial instrument. Application of the option-pricing model requires estimates in expected dividend yields, expected volatility in the underlying assets and the expected life of the financial instrument. Changes in the underlying trading value or estimates may significantly affect the amount of net income or loss for a particular period. Furthermore, the quoted market price or option price of a financial liability may not be equal to the amount that the Corporation may have to pay in settlement of the underlying obligation, should such obligation become immediately payable. The Corporation reviews assumptions relating to financial instruments on an ongoing basis to ensure that the basis for determination of fair value is appropriate. The assumptions related to the financial instruments at December 31, 2019 include: (i) the fair value of the Corporation’s Class A restricted voting shares was determined by using the Class A Restricted Voting Shares bid price on December 31, 2019. The bid price was determined to be $9.80; and (ii) the non-listed warrants fair value was determined by using an option pricing model. The price calculated by the option pricing model was determined to be $0.64. Inputs to the model were as follows: Volatility: 80%; Expected Life: 15 months (21 Months on Day 1); Risk Free Rate: 1.47%; Dividend Yield: 0%. The Corporation recognized an unrealized loss of $896,990 in its net loss from the Incorporation Date to December 31, 2019.

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Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

From April 16, 2019 (date of incorporation) to December 31, 2019

Discussion dated: March 27, 2020

Three Months Ended December 31, 2019

The Corporation’s net loss totaled $4,330,573 from the October 1, 2019 to December 31, 2019, with basic and diluted income per Class B Share of $0.42. Activities for this period principally related to transaction costs of $nil, general and administrative expenses of $100,398, foreign exchange loss of $2,963, travel of $85,000 and net unrealized loss on changes in the fair value of financial liabilities of $5,743,453.

Interest Income

Since completion of the Offering, the Corporation’s activity has been limited to the evaluation of business acquisition targets in connection with the Corporation’s Qualifying Transaction, and we do not expect to generate any operating revenues until the closing and completion of a Qualifying Transaction. In the interim, we expect to generate small amounts of non-operating income in the form of interest income on cash and short-term investments, including restricted cash and short-term investments held in escrow. As of December 31, 2019, all funds held in escrow were included in United States Treasury Bills, accept for $35,460 held in a cash account. The Corporation is investigating investment opportunities to earn interest income until a Qualifying Transaction is completed. Interest income on these investments is not expected to be significant in view of the current low interest rates.

During the three months ended December 31, 2019, the Corporation earned interest income of $1,601,241.

General and Administrative Expenses

The Corporation’s general and administrative expenses consist of costs required to maintain its public company status in good standing, and expenses incurred to evaluate and identify companies, businesses, assets or properties for potential acquisition in connection with the Corporation’s Qualifying Transaction. General and administrative costs were $100,398 for the three months ended December 31, 2019.

Net Unrealized Gain on Changes in the Fair Value of Financial Liabilities

Certain financial instruments are recorded in the Corporation’s statement of financial position at values that are representative of or approximate their fair value. The fair value of a financial instrument that is traded in active markets at each reporting date is determined by reference to its quoted market price. If the financial instrument does not trade on an active market, the Corporation will use an option-pricing model to measure the fair value of the financial instrument. Application of the option-pricing model requires estimates in expected dividend yields, expected volatility in the underlying assets and the expected life of the financial instrument. Changes in the underlying trading value or estimates may significantly affect the amount of net income or loss for a particular period. Furthermore, the quoted market price or option price of a financial liability may not be equal to the amount that the Corporation may have to pay in settlement of the underlying obligation, should such obligation become immediately payable. The Corporation reviews assumptions relating to financial instruments on an ongoing basis to ensure that the basis for determination of fair value is appropriate. The assumptions related to the financial instruments at December 31, 2019 include: (i) the fair value of the Corporation’s Class A restricted voting shares was determined by using the Class A Restricted Voting Shares bid price on December 31, 2019. The bid price was determined to be $9.80; and (ii) the non-listed warrants fair value was determined by using an option pricing model. The price calculated by the option pricing model was determined to be $0.64. Inputs to the model were as follows: Volatility: 80%; Expected Life: 15 months (21 Months on Day 1); Risk Free Rate: 1.47%; Dividend Yield: 0%. The Corporation recognized an unrealized loss of $5,743,453 in its net loss for the three months ended December 31, 2019.

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Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

From April 16, 2019 (date of incorporation) to December 31, 2019

Discussion dated: March 27, 2020

Off-Balance Sheet Arrangements

As of the date of this filing, the Corporation does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Corporation including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Proposed Transactions

Although the Corporation has commenced the process of identifying potential acquisitions with a view to completing a Qualifying Transaction, the Corporation has not yet entered into a definitive agreement.

Selected Quarterly Information

A summary of selected information for each of the quarters presented below is as follows:

		Net Loss
Three Months Ended	Net Revenues ($)	Total ($)		Basic and Diluted Loss per Class B Share ($) (4)
December 31, 2019	-	$(4,330,573	)(3)	(0.42)
September 30, 2019	-	$15,962,616	)(2)	1.57
The Incorporation Date to June 30, 2019	-	$(31,565,339)	)(1)	(4.60)

Notes:

(1)    From the Incorporation Date to June 30, 2019, the Corporation earned interest income of $40.00 and reported a loss of $31,565,339 ($4.60 basic and diluted loss per Class B Share). The loss in the current period primary related to transaction costs of $21,963,888, general and administrative expenses of $191,614, foreign exchange of $1,512 and net unrealized loss on changes in the fair value of financial liabilities of $9,408,365.

(2)    For the three months ended September 30, 2019, the Corporation earned interest income of $1,695,696 and reported income of $15,962,616 ($1.57 basic and diluted income per Class B Share). The income in the current period primary related to transaction costs of ($96,091), general and administrative expenses of $89,125, foreign exchange gain of $5,126 and net unrealized gain on changes in the fair value of financial liabilities of $14,254,828. In addition, during the three months ended September 30, 2019 the Corporation earned interest income of $1,695,696.

(3)    For the three months ended December 31, 2019, the Corporation earned interest income of $1,601,241 and reported loss of $4,330,573 ($0.42 basic and diluted income per Class B Share). The loss in the current period primary related to transaction costs of $nil, general and administrative expenses of $100,398, travel of $85,000, foreign exchange loss of $2,963 and net unrealized loss on changes in the fair value of financial liabilities of $5,743,453. In addition, during the three months ended December 31, 2019 the Corporation earned interest income of $1,601,241.

(4)     Per share amounts are rounded to the nearest cent, therefore aggregating quarterly amounts may not reconcile to year-to-date per share amounts.

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Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

From April 16, 2019 (date of incorporation) to December 31, 2019

Discussion dated: March 27, 2020

Related Party Transactions

In May 2019, the Corporation entered into an administrative services agreement with the Sponsor for an initial term of 18 months, subject to possible extension, for office space, utilities and administrative support, which may include payment for services of related parties, for, but not limited to, various administrative, managerial or operational services or to help effect a Qualifying Transaction. The Corporation has agreed to pay $10,000 per month, plus applicable taxes for such services. As at December 31, 2019, the Corporation accrued $85,000 in respect of these services.

On May 13, 2019, the Sponsor executed a make whole agreement and undertaking in favour of the Corporation, whereby the Sponsor agreed to indemnify the Corporation in certain limited circumstances where the funds held in the Escrow Account are reduced to below $10.00 per Class A Restricted Voting Share.

From April 16, 2019 (Date of Incorporation) to December 31, 2019, the Corporation paid professional fees of $12,926 to Marrelli Support Services Inc. (“Marrelli Support”), an organization of which the Corporation's Chief Financial Officer is President. These services were incurred in the normal course of operations for general accounting and financial reporting matters. As at December 31, 2019, Marrelli Support was owed $2,214 and was included in accounts payable and accrued liabilities on the Corporation's statement of financial position.

From April 16, 2019 (Date of Incorporation) to December 31, 2019, Ayr Strategies Inc. ("Ayr"), a company with common management, incurred travel costs on behalf of the Corporation. As at December 31, 2019, the Corporation owed Ayr $85,000 and was included in due to related parties on the Corporation's statement of financial position. This is based on a cash-call-basis from Ayr.

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Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

From April 16, 2019 (date of incorporation) to December 31, 2019

Discussion dated: March 27, 2020

New standards not yet adopted and interpretations issued but not yet effective

The Corporation does not believe that any accounting standards that have been recently issued but which are not yet effective would have a material effect on the Financial Statements if such accounting standards were currently adopted.

Accounting Policies and Critical Accounting Estimates

The preparation of the Corporation’s financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and items in net income or loss and the related disclosure of contingent assets and liabilities. Critical accounting estimates represent estimates made by management that are, by their very nature, uncertain. The Corporation evaluates its estimates on an ongoing basis. Such estimates are based on assumptions that the Corporation believes are reasonable under the circumstances, and these estimates form the basis for making judgments about the carrying value of assets and liabilities and the reported amount of items in net income or loss that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. A summary of the more significant judgments and estimates made by management in the preparation of its financial information is provided in note 4 to the December 31, 2019 Financial Statements.

Controls and Procedures

The Corporation’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting as defined in the Canadian Securities Administrators’ National Instrument 52-109, “Certification of Disclosure in Issuer’s Annual and Interim Filings”.

Under their supervision, the Chief Executive Officer and Chief Financial Officer have implemented disclosure controls and procedures and internal controls over financial reporting appropriate for the nature of operations of the Corporation. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Corporation in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the Corporation’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Corporation’s design of its internal controls over financial reporting is based on the principles set out in the “Internal Control – Integrated Framework (2013)” issued by The Committee of Sponsoring Organizations of the Treadway Commission (COSO)”.

In accordance with National Instrument 52-109-Certification of Disclosure in Issuers’ Annual and Interim Filings, the Corporation has filed certificates signed by its Chief Executive Officer and the Chief Financial Officer certifying certain matters with respect to the design of disclosure controls and procedures and the design of internal control over financial reporting as at December 31, 2019.

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Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

From April 16, 2019 (date of incorporation) to December 31, 2019

Discussion dated: March 27, 2020

Financial Instruments

Fair value measurements

The following table summarizes those assets and liabilities that are included at their fair values in the Corporation’s statement of financial position as at December 31, 2019, or those assets and liabilities for which fair value is otherwise disclosed in the accompanying notes to the December 31, 2019 Financial Statements. These assets and liabilities have been categorized into hierarchal levels, according to the significance of the inputs used in determining fair value measurements.

	Carrying value as at December 31, 2019 ($)	Level 1 (*) ($)	Level 2 (*) ($)	Level 3 (*) ($)
Financial assets
Cash and cash equivalents	4,127,262	4,127,262	nil	nil
Restricted cash and short-term investments in escrow	405,796,047	405,796,047	nil	nil
Financial liabilities
Class A Restricted Voting Shares subject to redemption	394,450,000	394,450,000	nil	nil
Warrants	6,313,280	nil	6,313,280	nil

(*) Fair values as at December 31, 2019

The Corporation is exposed to financial risks due to the nature of its business and the financial assets and liabilities that it holds. The Corporation’s overall risk management strategy seeks to minimize potential adverse effects of the Corporation’s financial performance. In particular, the Corporation intends to only invest the proceeds deposited in the Escrow Account in instruments that are the obligation of, or guaranteed by, the federal government of the United States of America or Canada. The Corporation believes this to be a low risk strategy until the Corporation completes a Qualifying Transaction.

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Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

From April 16, 2019 (date of incorporation) to December 31, 2019

Discussion dated: March 27, 2020

Market risk

Market risk is the risk that a material loss may arise from fluctuations in the fair value of a financial instrument. For purposes of this disclosure, the Corporation segregates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair value risk

Fair value risk is the potential for loss from an adverse movement, excluding movements relating to changes in interest rates and foreign exchange rates, because of changes in market prices. The Corporation is exposed to fair value risk in respect of its Class A Restricted Voting Shares subject to redemption and warrant liability, which are carried in the Corporation’s financial statements at their fair value. A 1% increase in the fair value of Class A Restricted Voting Shares and warrant liability would result in an increase in net loss from the Incorporation Date to December 31, 2019 of $4,007,633. A 1% decrease in the fair value of Class A Restricted Voting Shares and warrant liability would result in a decrease in net loss from the Incorporation Date to December 31, 2019 of $4,007,633.

Interest rate risk

Interest rate risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Due to the fixed interest rate on the Corporation's restricted cash and short-term balance held in escrow, its exposure to interest rate risk is nominal.

Currency risk

Currency risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates relative to the Corporation’s presentation currency of the United States dollar. The Corporation does not have any significant exposure to currency risk given the majority of transactions completed are in United States dollars.

Capital Management

(a)	The Corporation defines the capital that it manages as its shareholders’ deficiency, net of its Class A Restricted Voting Shares subject to redemption and Warrants. The following table summarizes the carrying value of the Corporation’s capital as at December 31, 2019:

$
Shareholders’ deficiency	(7,116,073)
Class A Restricted Voting Shares subject to redemption	394,450,000
Warrant liability	6,313,280
Balance, December 31, 2019	393,647,207

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Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

From April 16, 2019 (date of incorporation) to December 31, 2019

Discussion dated: March 27, 2020

The Corporation’s primary objective in managing capital is to ensure capital preservation in order to benefit from acquisition opportunities as they arise.

(b)	Liquidity

As at December 31, 2019, the Corporation had $4,127,262 in cash and cash equivalents. The Corporation expects to incur significant costs in pursuit of its acquisition plans.

To the extent that the Corporation may require additional funding for general ongoing expenses or in connection with sourcing a proposed Qualifying Transaction, the Corporation may obtain such funding by way of unsecured loans from the Sponsor and/or its affiliates, subject to consent of the Exchange, which loans would, unless approved otherwise by the Exchange, bear interest at no more than the prime rate plus 1%. The Sponsor would not have recourse under such loans against the Escrow Account, and thus the loans would not reduce the value of such Escrow Account. Such loans would collectively be subject to a maximum principal amount of 10% of the escrowed funds, and may be repayable in cash following the closing of a Qualifying Transaction and may only be convertible into Class B Shares and/or Warrants in connection with the closing of a Qualifying Transaction, subject to Exchange consent.

Otherwise, and subject to any relief granted by the Exchange, the Corporation may seek to raise additional funds through a rights offering in respect of shares available to its shareholders, in accordance with the requirements of applicable securities legislation, and subject to placing the required funds raised in the Escrow Account in accordance with applicable Exchange rules.

Outlook

For the immediate future, the Corporation intends to identify and evaluate potential Qualifying Transactions. The Corporation continues to monitor its spending and will amend its plans based on business opportunities that may arise in the future.

Share Capital

As of the date of this MD&A, the Corporation had 40,250,000 Class A Restricted Voting Shares of the Corporation issued and outstanding. In addition, the Corporation had an aggregate of 10,089,751 Class B Shares, 109,000 Class B Units and 29,989,500 Warrants issued and outstanding.

Risk Factors

Please refer to the Corporation’s final prospectus dated May 7, 2019 for information on the risk factors to which the Corporation is subject. In addition, see “Cautionary Note Regarding Forward-Looking Information” above.

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Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

From April 16, 2019 (date of incorporation) to December 31, 2019

Discussion dated: March 27, 2020

Subsequent event

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. It is uncertain what impact this volatility and weakness will have on the Corporation’s securities held at fair value and short term investments. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Corporation in future periods.

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